Exhibit 12.1

B&G Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollar Amounts in Thousands)

	Year Ended Dec. 30, 2006	Year Ended Dec. 31, 2005	Year Ended Jan. 1, 2005
Income before income tax expense	$17,535	$13,240	$5,421
Add:
Interest expense	40,651	38,976	45,790
Amortization of deferred financing costs	2,830	2,791	2,358
Portion of rents representative of the interest factor	1,359	1,197	1,137
Income as adjusted	$62,375	$56,204	$54,706
Fixed charges:
Interest expense	$40,651	$38,976	$45,790
Amortization of deferred financing costs	2,830	2,791	2,358
Portion of rents representative of the interest factor	1,359	1,197	1,137
Fixed charges	$44,840	$42,964	$49,285
Ratio of earnings to fixed charges	1.4x	1.3x	1.1x